SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

News Release dated July 29, 2004 of the complete second quarter interim financial report and analysis.

2004 Second Quarter Report

FNX Mining Company Inc.

Highlights:

  Cash operating margin (revenue less cash operating costs) from Phase 1 Production at the McCreedy West Mine was $4.7 million for the second quarter of 2004 and totaled $9.7 million for the first and second quarter of 2004.

  Revenue from the McCreedy West Mine for the second quarter of 2004 was $13.6 million (average $179 per ton) with cash operating costs (a non-GAAP measure explained below) of $8.9 million (average $117 per ton) for the same period.  Revenue for the first and second quarter of 2004 totaled $23.1 million (average $200 per ton) and cash operating costs totaled $13.4 million for the same period (average $116 per ton).

  FNX Mining's earnings after tax were $0.2 million for the second quarter and $1.5 million ($0.03 per share) for the first and second quarter of 2004; a non-cash tax expense of $1.4 million reduced earnings by $0.03 per share for the first and second quarter of 2004. (The Company accounts for the Sudbury Joint Venture ("SJV") operations on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a minority interest.)

  Mined 153,093 tons of ore in the first six calendar months of 2004, over half of the 2004 production target of 300,000 tons.

  Shipped 143,162 tons of ore to the custom mill during the first six calendar months of 2004 containing an estimated 3.2 million pounds of recovered nickel and 1.1 million pounds of recovered copper.

  Feasibility studies were advanced at Levack Mine (Phase 2 Production) and at the McCreedy West PM Deposit (Phase 3 Production).

  Initiated a $30 million underground advanced exploration program at the Norman 2000 and North Deposits leading to the Company's third feasibility study on its Sudbury properties and potentially Phase 4 Production.

  Issued 2.5 million flow-through shares for net cash proceeds of $19.5 million.

  Closing cash of $61.9 million with no debt and working capital of $72.7 million.

(Cdn$000's, except per share data):
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

Revenue	$13,624	$-	$23,135	$-
Earnings	178	(1,487)	1,489	(3,047)

Earnings per share	$-	$(0.04)	$0.03	$(0.08)

Production:
	Production Period		Production Period

	Three months ended		Six months ended
	April 30,	April 30,	April 30,	April 30,
	2004	2003	2004	2003
	Reporting Period		Reporting Period

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

Operating Statistics (100% level):
Ore produced (tons)	73,521	-	115,619	-
Ore shipped (tons)	75,980	-	115,519	-
Ni ore shipped (tons)	72,044	-	108,769	-
Ni ore grade (% nickel)	1.6	-	1.7	-
Cu ore shipped (tons)	3,936	-	6,750	-
Cu ore grade (% copper)	5.9	-	6.3	-
Payable nickel (lbs.)	1,556,237	-	2,508,579	-
Payable copper (lbs.)	668,982	-	1,178,875	-

Management Discussion and Analysis

Operations and Reporting

The Sudbury Joint Venture ("SJV") declared commercial production at the McCreedy West Mine on January 1, 2004 for ore shipments commencing on November 1, 2003. The SJV  (FNX Mining - 75% and exploration operator and Dynatec Corporation - 25% and mining operator) mines, crushes and samples the McCreedy West run of mine ore on site before trucking it to Inco Limited's Sudbury facilities for milling, smelting and refining. Because revenues from ore shipments are delayed two months, the cost of mining and processing and the revenues for nickel, copper and gold are accounted and reported for two months after the ore is delivered to the mill. For example, ore produce d and delivered during the months of February, March and April (production months) was reported and accounted for in the months of April, May and June (reporting months) (see f igure below).

Mining

Nov-Apr Production Months / Jan-Jun Reporting Months (Q1 & Q2 )

             Pounds of Recovered Metal in Shipped Ore

   Nickel

  Copper

2,508,579

1,178,875

Ore shipped during the six months period from November 1, 2003 to April 30, 2004 wa s re cogniz ed in revenue during the first and second quarter of 2004 .  During this period, a total of 115,619 tons of nickel ore was mined and a total of 108,769 tons of nickel ore grading 1. 7 % nickel was shipped to the custom mill. Copper ore shipments during this period totaled 6,750 tons grading 6.3% copper.

Total ore mined during the second quarter was 75% greater than that mined during the first quarter. The second quarter ore production during the February to April period totaled 73,521 tons with 95% of this being from the nickel-rich contact deposits and the balance from the copper-rich footwall deposits. Ore shipments for the second quarter reporting period totaled 75,980 tons with 72,044 tons of nickel ore grading 1. 6 % Ni and 0.2% Cu, and 3,936 tons of copper ore grading 5.9% Cu and 0.7% Ni and 0.12 oz. /t Pt+Pd+Au.

Jan. - June Production Months (first six calendar months of 2004)

Tons

  Tons

      Estimated Pounds of Recovered Metal in Shipped Ore

Mined

            Shipped

  Nickel

  Copper

153,093

143,162

3,193,678

1,062,193

During the first six "production" months of 2004 (January 1, 2004 to June 30, 2004) the SJV mined 153,093 tons of ore and delivered 143,162 tons of ore to the custom mill. This production is over half of the SJV 2004 production target of 300,000 tons. The delivered ore contains an estimated 3.2 million pounds of recovered nickel and 1.1 million pounds of recovered copper.

The nickel ore production from the McCreedy West Mine's Inter Main Deposit was 63% of the total production, with 18% and 19% respectively from the Upper Main and East Main Deposits.  Ore grades during Q2 were slightly lower than those in Q1 due to an increase in the amount of lower grade development and incremental ore mined during the quarter because of higher commodity prices.

Costs for ore shipped to the mill and not reported in a quarter income statement are included in Ore in Process in the balance sheet. Production costs related to unshipped ore are included in Inventory in the balance sheet.

Non-GAAP Measures

            We have included cash operating costs per pound because we feel that certain investors use this information to assess our performance and our ability to generate cash flow.  The inclusion of cash operating costs as well as measures such as "cash operating margin" enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and cash flow.  This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The measures are not necessarily indicative of operating costs presented under GAAP.

The cash cost per pound of nickel shipped in the second quarter of 2004 is calculated by reducing total income statement operating costs ($10.3 million) by the mine depreciation (of $1.4 million) to arrive at a total cash operating cost in the quarter ($8.9 million).  This cash operating cost is further reduced by all revenue that was not generated from the sale of nickel (by-product revenue of $1.7 million) to arrive at the cash costs attributable to nickel sales in the quarter ($7.2 million).  This number is converted to US dollars and divided by pounds of nickel sold in the quarter (1.6 million) to arrive at the cash cost per pound nickel shipped in the second quarter of US$3.45.

The cash cost per pound of nickel shipped in the first and second quarter of 2004 is calculated by reducing total income statement operating costs ($15.7 million) by the mine depreciation (of $2.3 million) to arrive at a total cash operating cost in the first and second quarter ($13.4 million).  This cash operating cost is further reduced by all revenue that was not generated from the sale of nickel (by-product revenue of $2.8 million) to arrive at the cash costs attributable to nickel sales in the first and second quarter ($10.6 million).  This number is converted to US dollars and divided by pounds of nickel sold in the first and second quarter (2.5 million) to arrive at the cash cost per pound nickel shipped in the first and second quarter of US$3.16.

Exploration

During the second quarter of 2004, a total of 108,019 ft of diamond drilling was completed in 144 holes and 4,171 samples were submitted for assay .. Drilling continue s to delineate and expand the known deposits in the McCreedy West and Levack Mine s and to follow up other target areas for new deposits .

The advanced exploration program to test the PM Deposit continued through the exploration ramp designed to permit the collection of bulk samples. An associated definition drilling program was conducted to facilitate the ongoing P M Deposit feasibility study.  As increasing access is gained to the Levack Mine workings, the underground drilling to follow up the numerous targets will expand.  Drilling will continue on the North Range Footwall targets be hind the McCreedy West and Levack Mines in the search for new copper and precious metal deposits. Drilling of the 2000 Deposit at Norman will be curtailed as surface preparations continue for the advanced underground exploration program at both the 2000 and North D eposits. This program, budgeted at $30.0 million will include a decline on the North Deposit and a 2,450 ft vertical exploration shaft on the 2000 Deposit to bulk sample and facilitate feasibility studies on both deposits.

Financial Review - Second Quarter

The Company accounts for the SJV on a 100% consolidated basis, although its ownership interest is 75% of the SJV. The remaining 25% ownership interest is accounted for as a minority interest in the revenue, expenses and assets of the SJV.

Second quarter revenue ( ore shipments delivered from February 1, 2004 to April 30, 2004 ) was $13.6 million. Average nickel (US$5.64 per pound) and copper (US$1.23 per pound) prices received in the quarter were above budgeted prices of US$5.00 per pound for nickel and US$1.00 per pound for copper , but significantly lower than those realized during Q1.

Milling and treatment charges were within expectations on a per ton basis. Total cash operating costs per ton, a non-GAAP measure calculated by dividing cash operating costs of material shipped ($8.9 million) by tons shipped (75,980), were $117 in the quarter, $1 more than those in the first quarter and $1 better than the 2004 plan. By-product credits per pound nickel were lower than expected primarily due to mine production concentrating on the nickel deposits with only 5% of the mine production coming from the Cu-PGM deposits along with lower commodity prices and slightly lower mine grades. Cash operating margin of $62 per ton is the difference between revenue ($179 per ton) and cash operating cost ($117 per ton).  This margin decreased compared to the first quarter as lower metal prices and nickel grades reduced per ton revenue but were offset by increased production.

Provision for a non-cash tax expense of $0.5 million was recognized in the second quarter and reduced earnings by $0.01 per share . The Company will not pay taxes until previous tax losses are used and does not expect to pay cash taxes for several years. This expense item represents different recognition periods of profits for tax and accounting.

Non-cash mining costs of $1.4 million amounted to US$0.69 per pound of nickel reported for revenue in the second quarter. The per pound cost can change with ore grade variations and changes in the US/Canadian dollar exchange rate.

Administration costs of $1.3 million in the second quarter of 2004 increased compared to the second quarter of 2003 with additional employees added to the corporate staff, increased investor relations efforts and additional costs related to compliance with reporting regulations. Exploration administration costs of $0.4 million in the second quarter of 2004 increased compared to the same quarter in the prior year as new hires late in 2003 were recognized in the first quarter of 2004.

Stock options are a non-cash charge and this expense decreased in the quarter to $0.5 million from $0.7 million in the second quarter of 2003. Stock option expenses are expected to decline through the balance of 2004.

Interest income of $0.2 million in the second quarter of 2004 was slightly higher than in the first quarter of 2003 due to increased cash balances.

The minority interest expense of $0.7 million in the second quarter of 2004 increased from a nominal amount in the second quarter of 2003. This expense related to the 25% interest in the revenue and operating expenses of the SJV not owned by the Company. Most of this expense item relates to mine operations, with a small amount related to the minority interest share of exploration administration.

Six Months

Revenue for the first and second quarter of 2004 amounted to $23.1 million, or $200 per ton shipped.  Average nickel prices realized were US$6.02 per pound and average copper prices realized were US$1.21 per pound.

Mine operating costs for the first and second quarter of 2004 were $15.7 million, including $2.3 million of non-cash mine depreciation expenses.  Operating costs were $116 per ton shipped for the first and second quarter of 2004.

A non-cash tax expense of $1.4 million for the first and second quarter of 2004 from $nil in the first and second quarter of 2003 was recorded.  The Company was not profitable before the McCreedy Mine achieved commercial production.

Administration expenses of $2.1 million for the first and second quarter of 2004 increased from $1.2 million for the first and second quarter of 2003.

Exploration administration costs of $0.8 million for the first and second quarter of 2004 increased from $0.5 million for the first and second quarter of 2003.  Staff increased late in 2003 and these costs were reflected in 2004.

Stock option expenses of $0.5 million for the first and second quarter of 2004 decreased from $1.8 million in the first and second quarter of 2003.  A large percentage of the stock options were issued by early 2003 and expensed by the end of 2003.

Interest income of $0.5 million in the first and second quarter of 2004 compared to $0.4 million in the first and second quarter of 2003 reflects increased cash balances at the beginning of 2004 compared to the beginning of 2003.

Minority interest of $1.7 million for the first and second quarter months of 2004 compared to $0.1 million for the first and second quarter of 2003.  The increase is due to earnings from the mine.

Financial Condition

Cash of $61.9 million at June 30, 2004 increased by $9.4 million in the first half of 2004 from $52.5 million at December 31, 2003. The largest contributor to the cash increase was the net $19.5 million raised from flow-through shares issue in June 2004. A further $0.5 million was received in interest, $0.3 million was received on sale of marketable securities and $0.2 million was received on stock option exercises.

The Company's share of cash receipts from production was $10.0 million for the first and second quarters of 2004. The initial $14 million of cash receipts from Inco, completed in June 2004, was shared 60% to the Company and 40% to the Minority Interest.  All fu r ther Inco cash receipts will be distributed 75% to the Company and 25% to the Minority Interest.

The Company funded $16.1 million of SJV expenses, its 75% share of all SJV work in the first half of the year. The funding was distributed $7.1 million to production-related items (Inventory, Ore in Process, Operating Cost), $3.2 million to mine capital, $5.4 million to exploration and $0.4 million to exploration administration.

Cash of $2.1 million was spent on administration costs in the first half of the year.  Exploration administration and prospecting outside the SJV amounted to $0.3 million.  Cash of $0.8 million was used for a short-term investment and $1.8 million was used mostly to reduce accounts payable. The Company has no debt.

Outlook

The focus of the SJV will be to maintain its current production rate and meet its 2004 production target of 300,000 tons . Payable metal from 2004 mining is expected to be about 7.0 million pounds of nickel and 3.7 million pounds of copper. The expected cash cost per pound nickel is planned at US$2.98 and the Company anticipates this number should be achieved.

Nickel and copper prices fell significantly during the second quarter and rallied late in the quarter.  Nickel prices are currently in the US$6.00 to US$7.00 per pound range and copper prices are in the US$1.15 to US$1.25 per pound range.  While inventories remain low and the US economy remains strong, recent concerns regarding a reduction in US building permits in June and a slowdown in the Chinese economy have muted the strong price forecast for the quarter.

The Company's second quarter as a commercial mining company was profitable, despite lower commodity prices and reduced nickel grades. The company expects that the recovery in commodity prices and grade improvements in the third quarter should provide for positive earnings and strong cash flows for the balance of 2004.

Summary Quarterly Financial Information:

	Q1	Q2	Q3	Q4	Total

2004
Revenue	$9,511	$ 13,624			$ 23,135
Earnings	1,311	178			1,489
Earnings
per Share	$0.03	$0.00			$ 0.03

2003
Revenue	$-	$-	$ -	$ -	$ -
Earnings	(1,560)	(1,487)	(3,010)	(4,020)	(10,077)
Earnings
per Share	$(0.04)	$(0.04)	$ (0.08)	$ (0.08)	$ (0.24)

2002
Revenue	$-	$-	$ -	$ -	$ -
Earnings	(1,296)	(291)	(2,071)	(3,331)	(6,989)
Earnings
per Share	$(0.04)	$(0.01)	$ (0.07)	$ (0.11)	$ (0.23)

These financial statements have been prepared by Management of FNX Mining Company Inc. and the prior year financial statements have not been reviewed by the auditor of FNX Mining Company Inc.

On behalf of the Board

(SIGNATURE)

Terry MacGibbon

President and Chief Executive Officer

July 28, 2004

FNX Mining Company Inc.
Balance Sheets
(Canadian dollars in 000's)
(Unaudited)

	As at	As at
June 30,		December 31,
	2004	2003

Assets

CURRENT ASSETS:
Cash and cash equivalents	$61,902	$52,536
Short-term deposits	1,959	1,121
Accounts receivable	4,990	2,864
Ore in process (Note 2)	3,953	2,106
Inventories (Note 2)	1,107	400
Prepaid and other	379	689

	74,290	59,716

Mining property (Note 3)	24,648	23,695
Mineral exploration properties (Note 4)	31,011	23,816
Capital assets	144	191

	$130,093	$107,418

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,595	$3,041

Future tax	931	-
Minority interest (Note 5)	15,607	14,599

SHAREHOLDERS' EQUITY (Note 6):
Capital stock	126,302	106,073
Stock options (Note 7)	7,201	6,737
Deficit	(21,543)	(23,032)

	111,960	89,778

	$130,093	$107,418

The accompanying notes are an integral part of these consolidated financial statements ..

FNX Mining Company Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars in 000's, except per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

REVENUE	$13,624	$-	$23,135	$-
Operating costs	10,358	-	15,688	-

	3,266	-	7,447	-

EXPENSES
Administration	1,312	749	2.069	1,157
Exploration administration	371	268	804	471
Stock options	495	662	513	1,812
Amortization	25	33	49	58
Gain on marketable securities	(50)	-	(50)	-
Interest Income	(233)	(190)	(5,21)	(394)

	1,920	1,522	2,,864	3,104

EARNINGS(LOSS) BEFORE
MINORITY INTEREST	1,346	(1,522)	4,583	(3,104)

MINORITY INTEREST	701	35	1,703	57

EARNINGS(LOSS) BEFORE
INCOME TAXES	645	(1,487)	(2,880)	(3,047)
Income taxes:
Future	467	-	1,391	-

Net earnings (loss) for the period	178	(1,487))	1,489	(3,047)

DEFICIT - BEGINNING OF PERIOD	(21,721)	(14,515)	(23,032)	(12,955)

Deficit - end of period	$(21,543)	$(16,002)	$(21,543)	$(16,002)

Net earning (loss) per share
- basic and diluted	$0.00	$(0.04)	$0.03	$(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

FNX Mining Company Inc.
Consolidated Statement of Cash Flows
(Canadian dollars in 000's)
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

Cash provided by (used for):

OPERATING ACTIVITIES:
Net earnings (loss) for the period	$178	$(1,487)	$1,489	$(3,047)
Items not involving cash:
Amortization (mining)	1,431	-	2,258	-
Amortization (corporate)	25	33	49	58
Stock based compensation	495	662	513	1,812
Taxes	467	-	1,391	-
Minority interest	701	(35)	1,703	(57)
Net change in non-cash working capital	(2,233)	491	(5,072)	1,106

	1,064	(336)	2,331	(128)

INVESTING ACTIVITIES:
Short-term deposits	(833)	(11)	(838)	(337)
Purchase of capital assets	(2)	(1)	(2)	(52)
Mine assets	(1,574)	-	(3,955)	-
Exploration expenditures	(3,902)	(8,449)	(7,195)	(14,336)

	(6,311)	(8,461)	(11,990)	(14,725)

FINANCING ACTIVITIES:
Common shares issued	19,646	387	19,720	3.331
Minority interest, net	(179)	2,148	(695)	3,641

	19,467	2,535	19,025	6,972

CHANGE IN CASH DURING THE PERIOD	14,220	(6,262)	9,366	(7,881)
CASH - BEGINNING OF PERIOD	47,682	28,540	52,536	30,159

CASH - END OF PERIOD	$61,902	$22,278	$61,902	$22,278

Supplemental cash flow information:
Interest paid	$1	$4	$7	$6

Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements..

FNX Mining Company Inc.

Notes to the Financial Statements

FOR THE PERIOD ENDING JUNE 30, 2004

(Canadian dollars in 000's, except per share data)

(All figures presented as at and for the six months ended June 30, 2004 are unaudited)

1.

Accounting Policies

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2003 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's 2003 audited financial statements and the accompanying notes contained in the Company's Annual Report.

2.

Ore in Process and Inventory

(Canadian dollars in 000's)

Ore in Process includes ore shipped for which revenue has not yet been recognized. Balances in the account include mining and haulage costs, depreciation and amortization.

June 30,

December 31 ,

2004

2003

____________________________________________________

Cash costs

$

2,945

$

1,593

Non-cash costs

1,008

513

____________________________________________________

Total

$

3,953

$

2,106

____________________

Inventory includes ore mined and not yet shipped. Balances in the account include mining costs, depreciation and amortization.

June 30,

December 31,

2004

2003

____________________________________________________

Cash costs

$

759

$

300

Non-cash costs

348

 100

____________________________________________________

Total

$

1,107

$

400

________________________

3.

Mining Property

(Canadian dollars in 000's)

June 30, 2004                December 31,

2003

____________________________________________________________________

  Accumulated

Cost

 Amortization

    Net

  Net

____________________________________________________________________

Property and

Development

$

18,664

$

2,361

$

16,303

$

15,726

Equipment

9,599

1,254

8,345

7,969

____________________________________________________________________

$

28,263

$

3,615

$

24,648

$

23,695

____________________________________________

4.

Mineral Exploration Properties

(Canadian dollars in 000's)

June 30 ,

December 31,

2004

2003

____________________________________________________

Sudbury Basin

McCreedy West

$

11,848

$

9,989

Levack

6,132

3,676

Victoria

2,864

2,823

Norman

8,345

6,024

Kirkwood

199

196

North Range Footwall

1,623

1,108

____________________________________________________

$

31,011

$

23,816

____________________

5.

Minority Interest

(Canadian dollars in 000's)

Balance December 31, 2003

$

14,599

Net earnings to Minority Interest

1,002

Cash contributions by Minority Interest

2,530

Cash distributions to Minority Interest

(3,046

)

________________________________________

Balance March 31, 2004

15,085

Net earnings to Minority Interest

701

Cash contributions by Minority Interest

2,831

Cash distributions to Minority Interest

(3,010

)

________________________________________

Balance June 30, 2004

$

15,607

________

6.

Capital Stock

(Canadian dollars in 000's, except share data)

Common shares:

(a) Authorized - Unlimited common shares

(b) Issued

Number of

Common

Shares

Consideration

____________________________________________________

Balance December 31, 2003

47,415,169

$

106,073

Issued during the first quarter of 2004:

Stock options exercised in the quarter

   91,000

    74

Transfer from contributed surplus for

stock options

-

23

____________________________________________________

Balance March 31, 2004

47,506,169

106,170

Issued during the second quarter of 2004:

Stock options exercised in the quarter

   140,000

    177

Transfer from contributed surplus for

stock options

-

26

Private placement of flow through

 Shares

2,500,000

19,929

____________________________________________________

Balance June 30, 2004

50,146,169

$

  126,302

____________________

7.

Stock Options

(Canadian dollars in 000's, except option data)

Balance December 31, 2003

$

6,737

Stock compensation expense

18

Transfer to Common shares

(23

)

________________________________________

Balance March 31, 2004

6,732

Stock compensation expense

495

Transfer to Common shares

(26

)

________________________________________

Balance June 30, 2004

$

7,201

________

The following table reflects the status of the share option plan and activity for the three-month periods ended March 31, 2004 and June 30, 2004.

Weighted

Average

Options

Price

____________________________________________________

Outstanding, December 31, 2003

2,993,000

$

5.31

Cancelled during the quarter

 (250,000)

8.50

Exercised during the quarter

  (91,000

)

0.80

Outstanding, March 31, 2004

2,652,000

5.16

Granted during the quarter

 100,000

5.86

Exercised during the quarter

  (140,000

)

1.27

Outstanding, June 30, 2004

 2,612,000

$

5.40

_______________

The Company expenses options.

8.

Comparative Figures

Certain of the 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

Corporate Information

Directors

James W. Ashcroft

Consulting Mining

Engineer

Former President,

Ontario Division,

Inco Limited

Wayne G. Beach

Barrister and Solicitor

Robert D. Cudney

President and CEO

of Northfield Capital

Corporation

Duncan Gibson

Former Vice Chairman

TD Bank Financial Group

John Lydall

Former Managing Director

Investment Banking

National Bank Financial

Terry MacGibbon

President and CEO

Hon. Frank McKenna

Counsel

McInnes Cooper

Terrence Podolsky

Consulting Geologist

Former VP Exploration,

Inco Limited

Donald M. Ross

Chairman of Jones

Gable & Company

Officers

Terry MacGibbon

President and CEO

John C. Ross, C.A.

Chief Financial Officer

James M. Patterson

Ph. D, P Geo.

Vice President Exploration

David W. Constable

Vice President Investor

Relations and Corporate Affairs

Gord Morrison

Director of Exploration

Head Office

55 University Avenue Suite 700

Toronto, Ontario, Canada

M5J 2H7

Tel 416 628 5929

Fax 416 360 0550

Sudbury Field Office

1300 Kelly Lake Road

Sudbury, Ontario, Canada

P3E 5P4

Tel 705 671 1779

Fax 705 671 1137

Bank

The Royal Bank of Canada

Royal Bank Plaza

320 Bay Street

Toronto, Ontario

M5J 2J5

Transfer Agent

CIBC Mellon Trust Company

320 Bay Street

PO Box 903

Toronto, Ontario

M5H 4A6

Counsel

Goodman and Carr llp

Suite 2300

200 King Street West

Toronto, Ontario

M5H 3W5

US Counsel

Skadden, Arps, Slate,

Meagher & Flow llp

Royal Bank Plaza,

North Tower

Suite 1820

Toronto, Ontario

M5J 2J4

Auditors

KPMG llp

Suite 3300

Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B2

Listing

Toronto Stock Exchange

American Stock Exchange

Symbol "FNX"

Capitalization:

$315 million

(June 30, 2004)

Issued and

Outstanding Shares:

50,146,169

(July 28, 2004)

Fully Diluted Shares:

52,758,169

( July 28, 2004)

Email:

info@fnxmining.com

Web Site:

www.fnxmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 29, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President